UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Formula One Common Stock, par value $0.01

(Title of Class of Securities)

531229771

(CUSIP Number)

July 26, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531229771

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linonia Partners Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,387,783*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,387,783*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,783*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 531229771

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Linonia Partnership LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,387,783*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,387,783*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,783*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 531229771

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Linonia Partnership GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,387,783*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,387,783*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,783*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 531229771

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip Uhde
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,387,783*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,387,783*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,783*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 531229771

Item 1.

(a)	Name of Issuer Liberty Media Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 12300 Liberty Boulevard Englewood, CO 80112

Item 2.

(a)	Name of Person Filing: Linonia Partners Fund LP* The Linonia Partnership LP* The Linonia Partnership GP LLC* Philip Uhde*

(b)	Address of the Principal Office or, if none, residence 414 West 14th Street, 6th Floor New York, New York 10014

(c)	Citizenship Linonia Partners Fund LP – Delaware The Linonia Partnership LP – Delaware The Linonia Partnership GP LLC – Delaware Philip Uhde – United States

(d)	Title of Class of Securities Series A Liberty Formula One Common Stock

(e)	CUSIP Number 531229771

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

CUSIP No. 531229771

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Linonia Partners Fund LP – 1,387,783* The Linonia Partnership LP – 1,387,783* The Linonia Partnership GP LLC – 1,387,783* Philip Uhde – 1,387,783*

(b)	Percent of class: Linonia Partners Fund LP – 5.8%* The Linonia Partnership LP – 5.8%* The Linonia Partnership GP LLC – 5.8%* Philip Uhde – 5.8%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Linonia Partners Fund LP – 0 The Linonia Partnership LP – 0 The Linonia Partnership GP LLC – 0 Philip Uhde – 0

(ii)	Shared power to vote or to direct the vote Linonia Partners Fund LP – 1,387,783* The Linonia Partnership LP – 1,387,783* The Linonia Partnership GP LLC – 1,387,783* Philip Uhde – 1,387,783*

(iii)	Sole power to dispose or to direct the disposition of Linonia Partners Fund LP – 0 The Linonia Partnership LP – 0 The Linonia Partnership GP LLC – 0 Philip Uhde – 0

(iv)

Shared power to dispose or to direct the disposition of

Linonia Partners Fund LP – 1,387,783*

The Linonia Partnership LP – 1,387,783*

The Linonia Partnership GP LLC – 1,387,783*

Philip Uhde – 1,387,783*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The Series A Liberty Formula One Common Stock (the “Shares”) of the Issuer reported herein are held by a private investment fund, Linonia Partners Fund LP (the “Fund”) for which The Linonia Partnership LP, a Delaware Limited Partnership, serves as the investment manager (the “Investment Manager”). The Linonia Partnership GP LLC, a Delaware Limited Liability Company, serves as the general partner of the Investment Manager (the “General Partner”) and Philip Uhde serves as the Principal of the Investment Manager and Managing Member of the General Partner. By virtue of these relationships, the Investment Manager, the General Partner, and Philip Uhde may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund.

For the sake of clarity, the holdings of the Reporting Persons reported herein are as of the filing date of this Schedule 13G. As of July 26, 2024, the date of the event that triggered the filing of this statement, the Reporting Persons held 1,209,786 Shares, which accounted for 5.0% of the outstanding 23,985,441 Shares as of the Issuer’s Form 10-Q most recently filed with the SEC on July 31, 2024.

This report shall not be deemed an admission that any reporting person herein is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein, if any.

CUSIP No. 531229771

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 531229771

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

Linonia Partners Fund LP

By:	/s/ Philip Uhde
Philip Uhde, Managing Member of the general partner of the Fund, Linonia Capital Partners GP LLC

The Linonia Partnership LP

By:	/s/ Philip Uhde
Philip Uhde, Principal and Managing Member of the General Partner

The Linonia Partnership GP LLC

By:	/s/ Philip Uhde
Philip Uhde, Managing Member

Philip Uhde

By:	/s/ Philip Uhde
Philip Uhde, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit I

CUSIP No. 531229771

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of Liberty Media Corporation together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: August 12, 2024

Linonia Partners Fund LP

By:	/s/ Philip Uhde
Philip Uhde, Managing Member of the general partner of the Fund, Linonia Capital Partners GP LLC

The Linonia Partnership LP

By:	/s/ Philip Uhde
Philip Uhde, Principal and Managing Member of the General Partner

The Linonia Partnership GP LLC

By:	/s/ Philip Uhde
Philip Uhde, Managing Member

Philip Uhde

By:	/s/ Philip Uhde
Philip Uhde, individually